FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) I give details of changes in the interests of the following Directors and Persons Discharging Managerial Responsibilities ('PDMR') who acquired American Depositary Shares ('ADSs') in GlaxoSmithKline plc ('GSK') at a price of $38.69 per ADS, following the re-investment of the dividend paid to shareholders on 14 January 2016.

Director/PDMR	ADSs
Dr M M Slaoui	1,895.907
Mr N Hirons	238.022
Mr D E Troy	1,086.669

Connected Person	ADSs
Dr K Slaoui (Connected Person to Dr M M Slaoui)	83.554

GSK was informed of these allocations on 28 January 2016.

V A Whyte
Company Secretary

1 February 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 01, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc